

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2012

Via E-mail
John Walpuck
Chief Financial Officer
AllDigital Holdings, Inc.
220 Technology Drive, Suite 100
Irvine, California 92618

      Re: AllDigital Holdings, Inc.
                Form 10-K for Fiscal Year Ended December 31, 2011
                Filed March 30, 2012
                File No. 333-141676

Dear Mr. Walpuck:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

Note 1 – Organization and Business, page F-8

1.   We understand that you accounted for the merger with Aftermarket as a reverse acquisition and recognized a charge for the difference between the acquisition-date fair value of the consideration transferred in excess of the fair value of net assets acquired. Please tell us your basis in GAAP for recognizing the difference as a charge to income rather than as goodwill.

2.   We understand that Aftermarket was a public shell company since it had nominal operations and assets consisting solely of cash. We consider a public shell reverse acquisition to be a capital transaction in substance equivalent to the issuance of stock for the net monetary assets of the public shell company accompanied by a recapitalization rather than a business combination. Please tell us why you believe the merger should be accounted for as a reverse acquisition and your consideration of accounting for the transaction as a reverse recapitalization.

Note 2 – Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-9

3.   Please disclose the methods you use to measure progress of completion for design and development contracts accounted for using the percentage of completion method. Please refer to ASC 605-35-50-2. Please also disclose your revenue recognition policy for design and development contracts when you are unable to reasonably estimate total contract costs. In addition, please disclose your revenue recognition policy for custom "on-boarding" services.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc:　　Steve Gillings, Controller
　　　　Bryan T. Allen, Parr Brown Gee & Loveless